FOR IMMEDIATE RELEASE:

Afya Limited Announces Entering Into a Share Purchase Agreement

for the Acquisition of UNIT Alagoas and FITS Jaboatão dos Guararapes

October 13, 2022 – Afya Limited, or Afya (Nasdaq: AFYA), announced today that it has entered into a share purchase agreement for the acquisition, through its wholly-owned subsidiary Afya Participações S.A., of 100% of the total share capital of Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”), that encompasses the operations of Centro Universitário Tiradentes Alagoas (“UNIT Alagoas”) and Faculdade Tiradentes Jaboatão dos Guararapes (“FITS Jaboatão dos Guararapes”). The transaction does not enclose the “UNIT” and “FITS” brands, which will be licensed for Afya during the first year of operation.

The aggregate purchase price (enterprise value) is R$825.0 million before the deduction of Net Debt that will be calculated at the closing date. It will be paid as follows: R$575 million in cash on the transaction closing date and R$250 million in three annual installments, respectively, of R$150 million, R$50 million, and R$50 million, adjusted by the Brazilian interest rate (SELIC). We expected an EV/EBITDA of 5.8x at maturity and post synergies (2024).

The acquisition will contribute 340 medical school seats to Afya, increasing Afya’s total medical school seats to 3,099. This translates to 22,313 medical students at maturity. With the acquisition, Afya further consolidates its presence in the Brazilian Northeast, entering a new state in the region.

2024 projected Net Revenue for UNIT Alagoas and FITS Jaboatão dos Guararapes is expected to be R$ 261 million at full maturity, with medical courses representing 87% of this amount.

There is a contingent payment related to 84 additional seats subject to approval. If the Ministry of Education approves those seats until December 31st 2024, it will result in a potential additional payment of R$1.25mm per seat in UNIT Alagoas. The additional payment will be adjusted by the Brazilian inflation rate (IPCA) between the closing date and the date of its effective payment.

As part of the transaction, and a strategic educational partnership, Afya’s selected digital solutions - such as Medcel, Whitebook, and Medical Harbour -, will be provided free of charge for medical students of UNIT Sergipe and FITS Goiana, campuses not included in the business combination.

“We are very excited and honored to announce the acquisition of premium selected assets from UNIT, which will reinforce our presence in the Northeast region of Brazil and mark our entrance into the state of Alagoas through one of the most respected and best academic quality institutions. This acquisition is a milestone for Afya, representing the largest acquisition in our history. Considering the 340 medical seats from UNIT, we have reached 3,099 seats and reinforced our leadership position in medical education.” said Virgilio Gibbon, Afya’s CEO.

About Afya:

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

 Contact: Investor Relations: ir@afya.com.br